LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation	% of Ownership
Jingwei International Investments Limited	BVI	100%
Jingwei International Investment (HK) Ltd.	Hong Kong	100%
Jingwei Hengtong Technology (Shenzhen) Co. Ltd.	PRC	100%